GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

April 14, 2009

To:	The Securities and Exchange Commission
Attn:	Angela J. Crane, Accounting Branch Chief, and, Dennis C. Hult, Division of Corporation Finance

VIA:	EDGAR submittal as requested on your letter dated March 26, 2009

RE:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2008
Filed December 12, 2008
File No. 1-11703

The following are responses to the eleven comments you included in your transmittal dated March 26, 2009. We believe the following should answer your questions and finalize this correspondence.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Q1)	The future filings will be revised accordingly as appropriate.

Liquidity and Capital Resources, page 21

Q2)	The future filings will be revised accordingly as appropriate.

Critical Accounting Policies, Estimates and Assumptions, page 21

Q3)	The future filings will be revised accordingly as appropriate.

Consolidated Statements of Income, page 28

Q4)	We feel this transaction is properly recorded as non-operating with background as follows:

The land and building disposed of during 2007 was used by the Company as a manufacturing facility through 2003. At that time, the Company relocated these operations to another area, and offered the former building and land for sale. In accordance with SFAS-144, the property was properly reclassified to assets held for sale, and was valued at the lower of carrying value or estimated fair value less costs to sell. During 2005, as the property was not sold within 1 year, the assets were reclassified to property and equipment and continued to be depreciated as required by SFAS-144. However, the facility remained empty, idle, and not actively used until the sale in 2007. Accordingly, we feel recording this transaction as non-operating is the proper accounting treatment.

Q5)	We feel this transaction is properly recorded as non-operating with background as follows:

Please note the $3.4 million in question was reported under “Miscellaneous Income” on Page 19, Item 7 Management’s Discussion, and on Page 28, “Consolidated Statements of Income” of Form 10-K for FY ended September 30, 2008. In said disclosures it was described as “…from favorable legal settlement from a former service provider.”

The service provider had rendered defective services which caused Gencor very large losses, and on litigation under court overview, was settled at $3.421 million with strict confidentiality/non-disclosure provisions imposed on part of the service provider.

Under guidance of our legal and audit specialists it was determined to be reported as it was. Broadening the explanation would be violating the confidentiality restrictions; and classifying it as operating income would be misleading as it did not derive from the conventional conduct of our operations.

If you wish to have further details on the nature of the settlement, we will be glad to accommodate your request, but we would require provisions for confidential treatment of such additional disclosures so as not to violate the terms of the settlement.

Item 10.	Directors, Executive Officers and Corporate Governance, page 45

Q6)	The future filings will be revised accordingly as appropriate.

Item 11.	Executive Compensation, page 45

Q7)	The future filings will be revised accordingly as appropriate.

Q8)	The future filings will be revised accordingly as appropriate.

Q9)	The future filings will be revised accordingly as appropriate.

Q10)	The future filings will be revised accordingly as appropriate.

Q11)	The future filings will be revised accordingly as appropriate.

We understand it is the Commission’s fixed position and requirement for the Company to acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer